Visionary Management Association, LLC

Profit and Loss

2022

	TOTAL
Income	**$197,813.78**
Cost of Goods Sold	
Cost of goods sold	17,536.75
Subcontractor expenses	20,931.63
Supplies & materials	29,319.66
Total Cost of goods sold	**67,788.04**
Total Cost of Goods Sold	**$67,788.04**
GROSS PROFIT	**$130,025.74**
Expenses	
Advertising & marketing	-720.98
Social media	-284.92
Total Advertising & marketing	**-1,005.90**
Building & property rent	20,890.65
Business licences	3,027.80
General business expenses	
Bank fees & service charges	1,347.14
Memberships & subscriptions	732.40
Total General business expenses	**2,079.54**
Insurance	
Business insurance	2,115.44
Total Insurance	**2,115.44**
Interest paid	
Business loan interest	7,775.76
Credit card interest	41.51
Total Interest paid	**7,817.27**
Legal & accounting services	
Legal fees	6,624.00
Total Legal & accounting services	**6,624.00**
Meals	
Meals with clients	304.56
Travel meals	1,573.28
Total Meals	**1,877.84**
Payroll expenses	
Wages	10,920.00
Total Payroll expenses	**10,920.00**
Repairs & maintenance	230.40
Utilities	617.02
Disposal & waste fees	770.38
Electricity	1,938.67
Heating & cooling	5,476.35

	TOTAL
Phone service	2,667.81
Water & sewer	555.21
Total Utilities	**12,025.44**
Total Expenses	**$66,602.48**
NET OPERATING INCOME	**$63,423.26**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	573.31
Total Vehicle expenses	**573.31**
Total Other Expenses	**$573.31**
NET OTHER INCOME	**$ -573.31**
NET INCOME	**$62,849.95**

Visionary Management Association, LLC
Balance Sheet
As of December 31, 2022

	Dec-22
ASSETS	
Current Assets	
Bank Accounts	
Adv Tiered Int. Chkg - (0085)	0
BOA - Checking (4604)	636.39
MT - Aurora Market (7601)	3,854.52
MT - Superior Shine (7627)	1,123.59
MT - VMA (7619)	14,305.90
USAA Chk (3816)-Pablo	1,776.60
USAA Chk (9899)-Pablo/Rahel	105.74
Total Bank Accounts	**$21,802.74**
Total Current Assets	**$21,802.74**
Fixed Assets	
500 Irving St. Washington DC	822,081.58
Aurora I Business Assets/Improvements	45,439.55
Car Wash Equipment	647,384.35
Improvements	1,200.00
Java Equipment Purchase	10,609.65
Land - 2150 Blanchard Pl.	78,000.00
Rental Property - 2200 Blanchard Pl	450,000.00
Vehicle	14,649.81
Total Fixed Assets	**$2,069,364.94**
TOTAL ASSETS	**$2,091,167.68**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card (1003)	825.4
AMEX Credit Card® (1006)	-170.43
BOA - Credit Card (9872)	7,287.21
BOA Credit Card - (6058)	81,529.84
Credit Card (3582) - CLOSED	0
USAA CC (1517)-Pablo	0
USAA Credit Primary (0623)	388.1
Total Credit Cards	**$89,860.12**
Total Current Liabilities	**$89,860.12**
Long-Term Liabilities	
Ascentium Capital Lease *	24,623.24
Bridgecrest Car Payment	5,114.81
Business Baker Loan *	32,666.90
CFE Loan *	27,983.15
Dovenmuehle Mortgage - 2200 Blanchard	347,174.88
Lending Point Loan *	8,511.65
Loan 7486	570.45
M&T Bank Mortgage - 500 Irving St	793,835.51
Personal Loan E. G.	10,000.00
Personal Loan R. K.	8,692.66
SMBX Loan	50,144.66
Square I - Loan	0
Total Long-Term Liabilities	**$1,309,317.91**
Total Liabilities	**$1,399,178.03**
Equity	
Opening Balance Equity	615,600.21
Owner Additions - 2021	46,353.28
Owner's Additions	189,928.12
Owner's Draw	-17,437.90
Retained Earnings	-27,621.24
Net Income	-114,832.82
Total Equity	**$691,989.65**
TOTAL LIABILITIES AND EQUITY	**$2,091,167.68**

Visionary Management Association, LLC

Statement of Cash Flows

2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	62,849.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
American Express	-9,132.01
Bank of America Business Credit Card	-1,996.12
Business Line of Credit	7,397.64
USAA Credit Card	-5,769.09
USAA Credit Card - Secondary	-4,968.92
Lines of credit	-1,975.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,443.55**
Net cash provided by operating activities	**$46,406.40**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-10,609.65
Vehicles	-6,238.35
Net cash provided by investing activities	**$ -16,848.00**
FINANCING ACTIVITIES	
Long-term business loans	-30,438.32
Opening balance equity	-8,733.60
Owner investments	14,782.00
Personal healthcare:Health insurance premiums	-193.77
Net cash provided by financing activities	**$ -24,583.69**
NET CASH INCREASE FOR PERIOD	**$4,974.71**
Cash at beginning of period	3,383.23
CASH AT END OF PERIOD	**$8,357.94**